United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Interim Financial Statements June 30, 2021

IFRS in US$

Vale S.A. Interim Financial Statements

Report of Independent registered Public Accounting Firm

To the Stockholders and Board of Directors of

Vale S.A.

Results of Review of Interim Financial Statements

We have reviewed the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries (the “Company”) as of June 30, 2021, and the related consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows for the three and six-month periods ended June 30, 2021 and June 30, 2020, and the consolidated statement of changes in equity for the six-month periods ended June 30, 2021 and June 30, 2020, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2020, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated February 25, 2021, which included a paragraph describing a change in the manner of accounting for leases on January 1, 2019, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2020, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, RJ, Brazil

July 28, 2021

PricewaterhouseCoopers Auditores Independentes, Rua do Russel 804, Edifício Manchete, 6º e 7º andares, Rio de Janeiro, RJ, Brasil 22210-907, T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

Consolidated Income Statement

In millions of United States dollars, except earnings per share data

			Three-month period ended June 30,		Six-month period ended June 30,
	Notes		2021	2020	2021	2020
Net operating revenue	4	(c)	16,675	7,518	29,320	14,487
Cost of goods sold and services rendered	5	(a)	(5,805)	(4,212)	(10,432)	(8,490)
Gross profit			10,870	3,306	18,888	5,997

Operating expenses
Selling and administrative expenses	5	(b)	(133)	(124)	(238)	(239)
Research and evaluation expenses			(141)	(90)	(241)	(185)
Pre-operating and operational stoppage	20		(191)	(238)	(336)	(506)
Brumadinho event	20		(185)	(130)	(300)	(289)
Other operating expenses, net	5	(c)	(74)	(237)	(86)	(299)
			(724)	(819)	(1,201)	(1,518)
Impairment and disposals of non-current assets	12 and 15		(432)	(403)	(593)	(432)
Operating income			9,714	2,084	17,094	4,047

Financial income	6		86	135	160	242
Financial expenses	6		(177)	(585)	(1,563)	(1,110)
Other financial items, net	6		441	(35)	1,676	(1,902)
Equity results and other results in associates and joint ventures	13 and 21		(454)	(535)	(470)	(701)
Income before income taxes			9,610	1,064	16,897	576

Income taxes	7	(b)
Current tax			(1,201)	(326)	(2,716)	(673)
Deferred tax			(872)	181	(1,167)	1,177
			(2,073)	(145)	(3,883)	504

Net income			7,537	919	13,014	1,080
Loss attributable to non-controlling interests			(49)	(76)	(118)	(154)
Net income attributable to Vale's stockholders			7,586	995	13,132	1,234

Earnings per share attributable to Vale's stockholders:
Basic and diluted earnings per share:	8
Common share (US$)			1.49	0.19	2.57	0.24

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Comprehensive Income

In millions of United States dollars

	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Net income	7,537	919	13,014	1,080
Other comprehensive income (loss):
Items that will not be reclassified to the income statement
Translation adjustments	5,233	(1,786)	1,885	(11,249)
Retirement benefit obligations (note 24)	25	(209)	316	(200)
Fair value adjustment to investment in equity securities	(82)	39	193	(209)
Total items that will not be reclassified to the income statement, net of tax	5,176	(1,956)	2,394	(11,658)

Items that may be reclassified to the income statement
Translation adjustments	(2,762)	885	(756)	5,128
Net investments hedge (note 16)	202	(119)	42	(639)
Net cash flow hedge (note 16)	(35)	(49)	(26)	15
Reclassification of cumulative translation adjustment to net income (note 12)	(424)	-	(1,542)	-
Total items that may be reclassified to the income statement, net of tax	(3,019)	717	(2,282)	4,504
Total comprehensive income (loss)	9,694	(320)	13,126	(6,074)

Comprehensive loss attributable to non-controlling interests	(47)	(53)	(116)	(129)
Comprehensive income (loss) attributable to Vale's stockholders	9,741	(267)	13,242	(5,945)

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Cash Flows

In millions of United States dollars

	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Cash flow from operations (a)	9,277	2,111	17,950	4,116
Interest on loans and borrowings paid (note 19)	(138)	(168)	(426)	(412)
Cash received (paid) on settlement of Derivatives, net (note 16)	60	(114)	(139)	159
Interest on participative stockholders' debentures paid (note 18)	(193)	(95)	(193)	(95)
Income taxes (including the settlement program)	(1,280)	(398)	(2,444)	(747)
Net cash provided by operating activities	7,726	1,336	14,748	3,021

Cash flow from investing activities:
Capital expenditures (notes 14 and 15)	(1,139)	(967)	(2,148)	(2,091)
Additions to investments (note 13)	-	-	(42)	(75)
Acquisition of NLC, net of cash (note 12)	(2,345)	-	(2,345)	-
Cash paid on the disposal of VNC (note 12)	-	-	(555)	-
Dividends received from associates and joint ventures (note 13)	43	77	43	77
Short-term investment	543	449	(173)	630
Investment fund applications	-	(96)	-	(96)
Other investments activities, net	(189)	(133)	(213)	(186)
Net cash used in investing activities	(3,087)	(670)	(5,433)	(1,741)

Cash flow from financing activities:
Loans and borrowings from third-parties (note 19)	10	-	300	5,000
Payments of loans and borrowings from third-parties (note 19)	(179)	(116)	(1,412)	(491)
Lease payments (note 19)	(49)	(49)	(104)	(99)
Dividends and interest on capital paid to stockholders (note 25)	(2,208)	-	(6,092)	-
Dividends and interest on capital paid to non-controlling interest	(3)	(5)	(6)	(8)
Share buyback program (note 25)	(2,004)	-	(2,004)	-
Net cash used in financing activities	(4,433)	(170)	(9,318)	4,402

Increase (decrease) in cash and cash equivalents	206	496	(3)	5,682
Cash and cash equivalents at the beginning of the period	12,883	11,788	13,487	7,350
Effects of exchange rate changes on cash and cash equivalents	560	(171)	165	(919)
Cash and cash equivalents at end of the period	13,649	12,113	13,649	12,113

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	14	12	30	44

Cash flow from operating activities:
Income before income taxes	9,610	1,064	16,897	576
Adjusted for:
Provisions related to Brumadinho event (note 20)	-	21	-	21
Equity results and other results in associates and joint ventures (note 13)	454	535	470	701
Impairment and disposal of non-current assets	432	403	593	432
Depreciation, depletion and amortization	849	807	1,580	1,622
Financial results, net (note 6)	(350)	485	(273)	2,770
Changes in assets and liabilities:
Accounts receivable	(1,105)	(922)	296	(301)
Inventories	(188)	(125)	(362)	(352)
Suppliers and contractors (i)	291	108	35	(566)
Provision - Payroll, related charges and other remunerations	82	115	(207)	(93)
Payments related to Brumadinho event (note 20) (ii)	(303)	(155)	(452)	(371)
Other assets and liabilities, net	(495)	(225)	(627)	(323)
Cash flow from operations (a)	9,277	2,111	17,950	4,116

(i) Includes variable lease payments.

(ii) In addition, the Company has incurred in expenses in the amount of US$185 and US$300 for the three and six-month periods ended June 30, 2021, respectively (US$109 and US$268 for the three and six-month periods ended June 30, 2020).

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Financial Position

In millions of United States dollars

	Notes		June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	19		13,649	13,487
Short-term investments	19		951	771
Accounts receivable	9		4,954	4,993
Other financial assets	11		214	329
Inventories	10		4,701	4,061
Recoverable taxes			668	509
Others			266	253
			25,403	24,403

Non-current assets
Judicial deposits	23	(c)	1,326	1,268
Other financial assets	11		1,430	1,784
Recoverable taxes			1,440	1,091
Deferred income taxes	7	(a)	9,338	10,335
Others			701	651
			14,235	15,129

Investments in associates and joint ventures	13		2,197	2,031
Intangibles	14		10,997	9,296
Property, plant and equipment	15		43,884	41,148
			71,313	67,604
Total assets			96,716	92,007

Liabilities
Current liabilities
Suppliers and contractors			3,777	3,367
Loans, borrowings and leases	19		992	1,136
Other financial liabilities	11		1,547	1,906
Taxes payable			1,678	952
Settlement program ("REFIS")	7	(c)	356	340
Liabilities related to associates and joint ventures	21		1,467	876
Provisions	22		1,156	1,826
Liabilities related to Brumadinho	20		2,223	1,910
De-characterization of dams	20		454	381
Dividends payable			27	1,220
Others			658	680
			14,335	14,594
Non-current liabilities
Loans, borrowings and leases	19		12,870	13,891
Participative stockholders' debentures	18		4,687	3,413
Other financial liabilities	11		3,027	4,564
Settlement program ("REFIS")	7	(c)	2,336	2,404
Deferred income taxes	7	(a)	1,985	1,770
Provisions	22		8,003	8,434
Liabilities related to Brumadinho	20		2,268	2,665
De-characterization of dams	20		1,701	1,908
Liabilities related to associates and joint ventures	21		1,024	1,198
Streaming transactions			1,961	2,005
Others			160	340
			40,022	42,592
Total liabilities			54,357	57,186

Stockholders' equity	25
Equity attributable to Vale's stockholders			41,661	35,744
Equity attributable to non-controlling interests			698	(923)
Total stockholders' equity			42,359	34,821
Total liabilities and stockholders' equity			96,716	92,007

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Changes in Equity

In millions of United States dollars

	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to non-controlling interests	Total stockholders' equity
Balance at December 31, 2020	61,614	1,139	7,042	(2,441)	(2,056)	(29,554)	-	35,744	(923)	34,821
Net income (loss)	-	-	-	-	-	-	13,132	13,132	(118)	13,014
Other comprehensive income	-	-	9	-	518	(417)	-	110	2	112
Dividends and interest on capital of Vale's stockholders (note 25)	-	-	(4,319)	-	-	-	(724)	(5,043)	-	(5,043)
Dividends of non-controlling interest	-	-	-	-	-	-	-	-	(24)	(24)
Acquisition and disposal of non-controlling interest (note 12)	-	-	-	-	(331)	-	-	(331)	1,761	1,430
Share buyback program (note 25)	-	-	-	(2,004)	-	-	-	(2,004)	-	(2,004)
Share-based payment (note 24)		-		-	46			46		46
Treasury shares utilized in the period (note 25)	-	-	-	7	-	-	-	7	-	7
Balance at June 30, 2021	61,614	1,139	2,732	(4,438)	(1,823)	(29,971)	12,408	41,661	698	42,359

	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to non-controlling interests	Total stockholders' equity
Balance at December 31, 2019	61,614	1,139	7,090	(2,455)	(2,110)	(25,211)	-	40,067	(1,074)	38,993
Net income (loss)	-	-	-	-	-	-	1,234	1,234	(154)	1,080
Other comprehensive income	-	-	(1,871)	-	(409)	(4,899)	-	(7,179)	25	(7,154)
Dividends of non-controlling interest	-	-	-	-	-	-	-	-	(5)	(5)
Capitalization of non-controlling interest advances	-	-	-	-	-	-	-	-	6	6
Treasury shares utilized in the period (note 25)	-	-	-	14	-	-	-	14	-	14
Balance at June 30, 2020	61,614	1,139	5,219	(2,441)	(2,519)	(30,110)	1,234	34,136	(1,202)	32,934

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1.         Corporate information

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are iron ore and iron ore pellets producers, which are key raw materials for steelmaking, and nickel producers, which is used to produce stainless steel and metal alloys employed in the production process of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore and, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 4.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.         Basis of preparation of the interim financial statements

a)     Statement of compliance

The consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

b)     Basis of presentation

The interim financial statements have been prepared to update users about relevant events and transactions that occurred in the period and should be read in conjunction with the financial statements for the year ended December 31, 2020. The accounting policies, accounting estimates and judgements, risk management and measurement methods are the same as those applied when preparing the last annual financial statements, except for the change in the accounting practice for the share-based payment plans as disclosed in note 24.

These interim financial statements were authorized for issue by the Executive Board on July 28, 2021.

The interim financial statements of the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in United States dollar (“US$”) as the Company believes that this is how international investors analyze the interim financial statements.

The exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended		Six-month period ended
	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
United States dollar	5.0022	5.1967	5.2907	5.3854	5.3862	4.9218
Canadian dollar ("CAD")	4.0334	4.0771	4.3096	3.8882	4.3209	3.5992
Euro ("EUR")	5.9276	6.3779	6.3789	5.9279	6.4902	5.4211

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

3.         Significant events in the current period

The financial position, cash flows and performance of the Company were particularly affected by the following events and transactions during the three-month period ended June 30, 2021:

•	In April 2021, the Company approved a share buyback program for its common shares, limited to a maximum of 270,000,000 common shares and their respective ADRs. Until June 30, 2021, the Company acquired 93,088,200 shares, in the total amount of US$ 2,004 (note 25).

•	In June 2021, the Company approved and paid dividends to its shareholders in the amount of US$2,200 (note 25).

•	In June 2021, the Company paid US$2,517 in relation to the Project Finance and concluded all precedent conditions to acquire the interests held by Mitsui & Co., Ltd (“Mitsui”) in both Moatize coal mine and Nacala Logistics Corridor ("NLC"). Following the conclusion of the transaction, the Company has started consolidating NLC on its balance sheet and recognized a loss in the amount of US$771 as “Impairment and disposals of non-current assets” (note 12).

•	In June 2021, Fundação Renova reviewed the expected cash outflows to comply with the mitigation and compensation programs, which resulted in an addition of US$560 to the provision. This amount was recognized in the income statement as “Equity results and other results in associates and joint ventures” for the three-month period ended June 30, 2021 (note 21).

•	In June 2021, production and maintenance employees of Sudbury, Canada, represented by United Steelworkers (“USW”) voted to reject the Company’s offer of a new five-year collective bargaining agreement. As a result, the Company stopped its operation at that location and recognized a loss in the amount of US$59 as “Pre-operating and operational stoppage”. However, if the strike continues for an extended period of time, the results of that operations may be materially impacted. The Company will continue discussions with USW to reach an agreement as soon as possible in order to resume its operation.

4.         Information by business segment and by geographic area

The Company operates the following reportable segments: Ferrous Minerals, Base Metals and Coal. The segments are aligned with products and reflect the structure used by Management to evaluate Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance ("chief operating decision maker" under IFRS 8 - Operating Segments) are the Executive Boards and the Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted EBITDA.

The Company allocates to “Others” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses. Additionally, the costs related to the Brumadinho event are not directly linked to the Company's operating activities and, therefore, are allocated to "Other" as well.

In the current period, the Company has allocated the financial information of Vale Nouvelle-Calédonie SAS (“VNC”) operation to “Others” as this operation is no longer analyzed by the chief operating decision maker as part of to the performance of the Base Metals business segment due to the sale of this operation. The comparative periods were restated to reflect this change in the allocation criteria.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a)     Adjusted EBITDA

The definition of Adjusted EBITDA for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets.

	Three-month period ended June 30, 2021
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	12,200	(2,816)	(61)	(43)	(74)	-	9,206
Iron ore pellets	1,947	(520)	2	-	(13)	22	1,438
Ferroalloys and manganese	52	(39)	(1)	-	(4)	-	8
Other ferrous products and services	98	(71)	1	(1)	-	-	27
	14,297	(3,446)	(59)	(44)	(91)	22	10,679

Base metals
Nickel and other products	1,492	(959)	(25)	(18)	(60)	-	430
Copper	688	(229)	(1)	(21)	(1)	-	436
	2,180	(1,188)	(26)	(39)	(61)	-	866

Coal	161	(323)	-	(2)	-	-	(164)

Others	37	(48)	(96)	(56)	-	21	(142)
	16,675	(5,005)	(181)	(141)	(152)	43	11,239

Brumadinho event	-	-	(185)	-	-	-	(185)
COVID-19	-	-	(16)	-	-	-	(16)
Total	16,675	(5,005)	(382)	(141)	(152)	43	11,038

	Three-month period ended June 30, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	4,852	(1,739)	(59)	(25)	(122)	-	2,907
Iron ore pellets	900	(377)	2	(1)	(17)	53	560
Ferroalloys and manganese	68	(42)	-	(1)	(10)	-	15
Other ferrous products and services	75	(56)	1	-	-	-	20
	5,895	(2,214)	(56)	(27)	(149)	53	3,502

Base metals
Nickel and other products	891	(546)	(16)	(9)	(29)	-	291
Copper	523	(185)	(3)	(15)	-	-	320
	1,414	(731)	(19)	(24)	(29)	-	611

Coal	94	(361)	3	(5)	-	-	(269)

Others (i)	115	(172)	(190)	(34)	(1)	24	(258)
	7,518	(3,478)	(262)	(90)	(179)	77	3,586

Brumadinho event	-	-	(130)	-	-	-	(130)
COVID-19	-	-	(85)	-	-	-	(85)
Total	7,518	(3,478)	(477)	(90)	(179)	77	3,371

(i) Includes the reclassification of the EBITDA of VNC in the amount of US$48.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Six-month period ended June 30, 2021
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	21,354	(4,903)	(83)	(76)	(166)	-	16,126
Iron ore pellets	3,155	(903)	31	(1)	(26)	22	2,278
Ferroalloys and manganese	98	(62)	(2)	-	(8)	-	26
Other ferrous products and services	195	(137)	3	(1)	-	-	60
	24,802	(6,005)	(51)	(78)	(200)	22	18,490

Base metals
Nickel and other products	2,926	(1,730)	(35)	(29)	(60)	-	1,072
Copper	1,242	(395)	(1)	(39)	(2)	-	805
	4,168	(2,125)	(36)	(68)	(62)	-	1,877

Coal	253	(652)	2	(4)	-	78	(323)

Others (i)	97	(162)	(202)	(91)	(1)	21	(338)
	29,320	(8,944)	(287)	(241)	(263)	121	19,706

Brumadinho event	-	-	(300)	-	-	-	(300)
COVID-19	-	-	(18)	-	-	-	(18)
Total	29,320	(8,944)	(605)	(241)	(263)	121	19,388

(i) Includes the EBITDA of VNC in the amount of US$65.

	Six-month period ended June 30, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	9,163	(3,422)	(84)	(48)	(291)	-	5,318
Iron ore pellets	1,752	(789)	12	(2)	(42)	53	984
Ferroalloys and manganese	114	(91)	-	(1)	(11)	-	11
Other ferrous products and services	162	(127)	2	(1)	-	-	36
	11,191	(4,429)	(70)	(52)	(344)	53	6,349

Base metals
Nickel and other products	1,847	(1,074)	(35)	(22)	(29)	-	687
Copper	906	(392)	(2)	(32)	-	-	480
	2,753	(1,466)	(37)	(54)	(29)	-	1,167

Coal	242	(735)	5	(14)	-	75	(427)

Others (i)	301	(397)	(320)	(65)	(5)	24	(462)
	14,487	(7,027)	(422)	(185)	(378)	152	6,627

Brumadinho event	-	-	(289)	-	-	-	(289)
COVID-19	-	-	(85)	-	-	-	(85)
Total	14,487	(7,027)	(796)	(185)	(378)	152	6,253

(i) Includes the reclassification of the EBITDA of VNC in the amount of US$94.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Adjusted EBITDA is reconciled to net income as follows:

	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Net income attributable to Vale's stockholders	7,586	995	13,132	1,234
Loss attributable to non-controlling interests	(49)	(76)	(118)	(154)
Net income	7,537	919	13,014	1,080
Depreciation, depletion and amortization	849	807	1,580	1,622
Income taxes	2,073	145	3,883	(504)
Financial results	(350)	485	(273)	2,770
Equity results and other results in associates and joint ventures	454	535	470	701
Dividends received and interest from associates and joint ventures (i)	43	77	121	152
Impairment and disposal of non-current assets	432	403	593	432
Adjusted EBITDA	11,038	3,371	19,388	6,253

(i) Includes the remuneration of the financial instrument of the Coal segment.

b)     Assets by segment

	June 30, 2021			December 31, 2020
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)
Ferrous minerals	2,403	1,250	30,567	2,017	1,154	29,436
Base metals	1,288	17	20,155	1,231	18	19,549
Coal (note 12)	89	-	2,342	25	-	-
Others	-	930	1,817	-	859	1,459
Total	3,780	2,197	54,881	3,273	2,031	50,444

	Three-month period ended June 30,
	2021			2020
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	535	113	455	482	59	478
Base metals	357	69	367	295	63	309
Coal (note 12)	36	-	17	31	-	-
Others (iii)	1	28	10	35	2	20
Total	929	210	849	843	124	807

	Six-month period ended June 30,
	2021			2020
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	1,061	195	852	1,018	150	900
Base metals	648	137	684	595	115	651
Coal (note 12)	65	-	17	111	-	19
Others (iii)	12	30	27	98	4	52
Total	1,786	362	1,580	1,822	269	1,622

(i) Goodwill is allocated to ferrous minerals and base metals segments in the amount of US$1,426 and US$1,975 in June 30, 2021 and US$1,373 and US$1,926 in December 31, 2020, respectively.

(ii) Cash outflows.

(iii) Includes the reclassification of VNC under the captions “Sustaining capital” and “depreciation, depletion and amortization”, in the amount of US$34 and US$8, respectively, for the three-month period ended on June 30, 2020 and in the amount of US$95 and US$26, respectively, for the six-month period ended on June 30, 2020.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Net operating revenue by geographic area

	Three-month period ended June 30, 2021
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	248	130	-	-	378
United States of America	161	288	-	-	449
Germany	154	463	-	-	617
Europe, except Germany	988	581	5	-	1,574
Middle East, Africa and Oceania	672	7	21	-	700
Japan	943	119	20	-	1,082
China	8,665	264	47	-	8,976
Asia, except Japan and China	987	315	66	-	1,368
Brazil	1,479	13	2	37	1,531
Net operating revenue	14,297	2,180	161	37	16,675

	Three-month period ended June 30, 2020
	Ferrous minerals	Base metals	Coal	Others (i)	Total
Americas, except United States and Brazil	14	45	-	57	116
United States of America	29	148	-	-	177
Germany	67	284	-	-	351
Europe, except Germany	223	370	34	-	627
Middle East, Africa and Oceania	280	5	21	-	306
Japan	288	108	-	-	396
China	4,154	166	-	-	4,320
Asia, except Japan and China	417	245	35	-	697
Brazil	423	43	4	58	528
Net operating revenue	5,895	1,414	94	115	7,518

(i) Includes the reclassification of VNC in the amount of US$57.

	Six-month period ended June 30, 2021
	Ferrous minerals	Base metals	Coal	Others (i)	Total
Americas, except United States and Brazil	467	224	-	4	695
United States of America	259	573	-	-	832
Germany	323	929	-	-	1,252
Europe, except Germany	1,579	1,287	23	-	2,889
Middle East, Africa and Oceania	943	7	39	-	989
Japan	1,470	215	20	-	1,705
China	15,458	424	60	-	15,942
Asia, except Japan and China	1,769	473	109	-	2,351
Brazil	2,534	36	2	93	2,665
Net operating revenue	24,802	4,168	253	97	29,320

(i) Includes the revenue of VNC in the amount of US$4.

	Six-month period ended June 30, 2020
	Ferrous minerals	Base metals	Coal	Others (i)	Total
Americas, except United States and Brazil	114	99	-	145	358
United States of America	73	393	-	-	466
Germany	249	478	-	-	727
Europe, except Germany	509	805	81	-	1,395
Middle East, Africa and Oceania	522	13	49	-	584
Japan	665	202	13	-	880
China	7,218	282	16	-	7,516
Asia, except Japan and China	828	401	79	-	1,308
Brazil	1,013	80	4	156	1,253
Net operating revenue	11,191	2,753	242	301	14,487

(i) Includes the reclassification of VNC in the amount of US$145.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price (note 16). The selling price of these products can be measured reliably at each period, since the price is quoted in an active market.

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables is presented below:

	June 30, 2021
	Thousand metric tons	Provisional price (US$/tonne)	Change	Effect on Revenue
Iron ore	18,155	181.3	+/-10%	329
Copper	65	11,627.7	+/-10%	76

5.         Costs and expenses by nature

a)     Cost of goods sold and services rendered

	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Personnel	444	362	834	775
Materials and services	819	748	1,521	1,553
Fuel oil and gas	267	206	475	485
Maintenance	800	616	1,449	1,286
Royalties	353	168	604	332
Energy	169	147	318	336
Ores acquired from third parties (i)	691	199	1,034	261
Depreciation, depletion and amortization	800	734	1,488	1,463
Freight (ii)	991	691	1,773	1,387
Others	471	341	936	612
Total	5,805	4,212	10,432	8,490

Cost of goods sold	5,663	4,086	10,156	8,203
Cost of services rendered	142	126	276	287
Total	5,805	4,212	10,432	8,490

(i) The increase in “Ores acquired from third parties” is mainly due to the significant increase in the reference price of iron ore compared to 2020.

(ii) The increase in "Freight" is mainly due to the significant increase in volumes of CFR sales and higher international freight prices.

Tax on mineral production (Taxa de Fiscalização de Recursos Minerais - “TFRM”) – Several Brazilian states, including Minas Gerais, Pará and Mato Grosso do Sul, impose a TFRM, which is currently assessed at rates ranging from R$0.50 to R$3.72 per metric ton of minerals produced in or transferred from the state. The expenses related to the TFRM are presented in these interim financial statements under “Royalties”. In March 2021, a state decree increased the TFRM rate in the state of Para to R$11.19 per metric ton, with effectiveness as at April 2021. According to the prior rule, which would expire in 2031, the TFRM rate was R$3.72 per ton until the production of 10 million metric tons and R$0.74 for volumes over than 10 million metric tons. The Company is evaluating in the legal aspects of this change and, based on the Brazilian constitutional principle of mandatory notice period, which sets out the tax increase would become in force only in the subsequent year of its enactment, therefore the Company did not apply this increase in the current period and does not expect any impact for the year ending December 31, 2021. The Company is also evaluating other legal aspects to avoid the overcharge in the future.

b)         Selling and administrative expenses

	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Selling	25	20	43	37
Personnel	52	40	99	87
Services	22	33	39	51
Depreciation and amortization	10	14	19	31
Others	24	17	38	33
Total	133	124	238	239

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)     Other operating expenses (income), net

	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Provision for litigations	28	44	44	63
Profit sharing program	52	13	75	45
COVID-19 expenses	16	85	18	85
Others (i)	(22)	95	(51)	106
Total	74	237	86	299

(i) Includes the gain related to the exclusion of ICMS from the PIS and COFINS computation tax base, as detailed in note 23(e).

6.         Financial result

	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Financial income
Short-term investments	41	28	68	80
Others	45	107	92	162
	86	135	160	242
Financial expenses
Loans and borrowings gross interest (note 19)	(176)	(193)	(383)	(407)
Capitalized loans and borrowing costs	14	12	30	44
Participative stockholders' debentures (note 18)	(278)	(231)	(1,261)	(280)
Interest on REFIS	(10)	(12)	(17)	(37)
Interest on lease liabilities (note 19)	(16)	(17)	(35)	(35)
Financial guarantees (i)	401	(31)	364	(172)
Expenses with cash tender offer redemption (note 19)	-	-	(63)	-
Others	(112)	(113)	(198)	(223)
	(177)	(585)	(1,563)	(1,110)
Other financial items, net
Net foreign exchange gains (losses)	(390)	107	(70)	(357)
Derivative financial instruments (note 16)	856	(86)	417	(1,470)
Reclassification of cumulative translation adjustment on VNC sale (note 12)	-	-	1,132	-
Indexation gains (losses), net	(25)	(56)	197	(75)
	441	(35)	1,676	(1,902)
Total	350	(485)	273	(2,770)

(i) Refers to the fair value adjustments on financial guarantees given to associates due to their rating improvement, leading to a decrease in the probability of default on the guaranteed loans. Further details are disclosed in note 13.

7.         Income taxes

a)     Deferred income tax assets and liabilities

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2020	10,335	1,770	8,565
Effect in income statement	(1,130)	37	(1,167)
Translation adjustment	196	43	153
Other comprehensive income	(63)	135	(198)
Balance at June 30, 2021	9,338	1,985	7,353

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2019	9,217	1,882	7,335
Effect in income statement	1,121	(56)	1,177
Translation adjustment	(2,352)	(127)	(2,225)
Other comprehensive income	1,818	(68)	1,886
Balance at June 30, 2020	9,804	1,631	8,173

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)     Income tax reconciliation – Income statement

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year. The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Income before income taxes	9,610	1,064	16,897	576
Income taxes at statutory rate - 34%	(3,267)	(362)	(5,745)	(196)
Adjustments that affect the basis of taxes:
Tax incentives	1,163	179	1,618	489
Equity results	36	14	26	(23)
Addition (reversal) of tax loss carryforward	(63)	22	(109)	448
Others	58	2	327	(214)
Income taxes	(2,073)	(145)	(3,883)	504

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year.

c)     Income taxes - Settlement program (“REFIS”)

	June 30, 2021	December 31, 2020
Current liabilities	356	340
Non-current liabilities	2,336	2,404
REFIS liabilities	2,692	2,744

SELIC rate	4.25% per year	2.00% per year

The balance mainly relates to the settlement program of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As at June 30, 2021, the balance is due in 88 remaining monthly installments, bearing the SELIC interest rate (Special System for Settlement and Custody), which is the Brazilian federal funds rate.

d)     Uncertain tax positions

There have been no developments on matters related to the uncertain tax positions since the December 31, 2020 financial statements.

8.	Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Net income attributable to Vale's stockholders:
Net income	7,586	995	13,132	1,234

Thousands of shares
Weighted average number of shares outstanding - common shares	5,097,908	5,129,911	5,113,959	5,129,254

Basic and diluted earnings per share:
Common share (US$)	1.49	0.19	2.57	0.24

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share computation.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

9.	Accounts receivable

	June 30, 2021	December 31, 2020
Accounts receivable	5,002	5,043
Expected credit loss	(48)	(50)
	4,954	4,993

Revenue related to the steel sector - %	89.27%	87.25%

	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Impairment of accounts receivable recorded in the income statement	3	(3)	2	9

As at June 30, 2021, there is no customer that individually represents more than 10% of the Company’s accounts receivable or revenues. In 2020, the Company had a customer of the Ferrous Minerals Segment whose revenue individually represented 10.1% of the Company’s total revenue.

10.	Inventories

	June 30, 2021	December 31, 2020
Finished products	3,055	2,626
Work in progress	725	647
Consumable inventory	921	788
Total	4,701	4,061

	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Reversal (provision) for net realizable value	(12)	23	1	(39)

Finished and work in progress products inventories by segments are presented in note 4(b) and the cost of goods sold is presented in note 5(a).

11.	Other financial assets and liabilities

	Current		Non-Current
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Other financial assets
Restricted cash	-	-	125	38
Derivative financial instruments (note 16)	214	134	208	66
Investments in equity securities	-	-	1,097	757
Related parties (i)	-	195	-	923
	214	329	1,430	1,784
Other financial liabilities
Derivative financial instruments (note 16)	204	328	521	689
Related parties (i)	188	725	-	895
Financial guarantees provided (note 13)	-	-	550	877
Liabilities related to the concession grant (note 14)	350	209	1,956	2,103
Advances received	805	644	-	-
	1,547	1,906	3,027	4,564

(i) The decrease refers to the settlement of the loans due to the transaction for the acquisition of NLC, as detailed in note 12.

Investment in equity securities – Mainly refers to 34.2 million common shares of The Mosaic Company (“Mosaic”), which is accounted for as a financial instrument measured at fair value through other comprehensive income. The recorded amount was calculated based on Mosaic’s share price at the end of each financial reporting period.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

12.	Acquisitions and divestitures

a)	Business Combinations

The Company has coal operations in Mozambique, through Vale Moçambique S.A. (“Vale Moçambique”), where the metallurgical and thermal coal extraction and processing are operated. Vale Moçambique is a company controlled by Vale, with a non-controlling interest held by Mitsui & Co. Ltd. (“Mitsui”). Coal products are transported from the Moatize mine to the maritime terminal by the Nacala Logistics Corridor (“NLC”), that is a joint venture between Vale and Mitsui, in which each company holds 50% of the share capital. The NLC’s main assets are the railways and port concessions located in Mozambique and Malawi.

In April 2021, the Company signed an Investment Agreement with Mitsui for the acquisition by Vale of the totality of Mitsui´s interest in Vale Moçambique and NLC, which was concluded on June 22, 2021. With the conclusion, the following events have occurred:

(a.i) Acquisition of non-controlling interest in Vale Moçambique

The Company acquired the 15% interest held by Mitsui in Vale Moçambique for an immaterial consideration, which resulted in a loss of US$ 331 due to the negative reserves of Vale Moçambique at the conclusion of the transaction. This transaction with non-controlling interests was recognized in Stockholders’ Equity for the period ended June 30,2021 as “Acquisition and disposal of non-controlling interest”. After the acquisition of the interests previously held by Mitsui, the Company holds 95% of the share capital of Vale Moçambique and the remaining interest is held by the government of Mozambique.

(a.ii) Business combinations - NLC

On June 22, 2021, the acquisition was concluded with the settlement of NLC’s loans with third parties (“Project Finance”) in the amount of US$ 2,517, satisfying all conditions to acquire the additional 50% held by Mitsui. Therefore, the Company started consolidating the NLC’s assets and liabilities on its balance sheet.

Additionally, the Company has updated the discounted cash flow model to assess the fair value of the acquired business, resulting in a loss of US$771 (US$798 as at December 31, 2020) on the fair value of the loans receivable from NLC, mainly due to the decrease in the long-term price assumption for both metallurgical and thermal coal as well as the reduction in the expected production to reflect the operational challenges to reach the ramp-up of the coal business, after the revamp of the processing plants. The cash flows were discounted at a rate of 11.6%, and the loss was recognized as “Impairment and disposals of non-current assets” for the three-months period ended June 30, 2021.

The fair values of identifiable assets acquired and liabilities assumed as a result of the NLC’s acquisition are as follows:

June 22, 2021
Acquired assets
Cash and cash equivalents	172
Inventory, recoverable tax and other assets	423
Intangible	2,219
Property, plant and equipment	1,363
Assumed liabilities	(158)
Net identifiable assets acquired	4,019
Fair value adjustments (i)	(1,590)
Total identifiable net assets at fair value (ii)	2,429

Pre-existing relationship (Loans receivable from NLC)	859
Loss on pre-existing relationship	(771)
2,517

Cash consideration	2,517
(-) Balances acquired
Cash and cash equivalents	172
Net cash outflow	2,345

(i)	Of this amount, US$441 was allocated to property, plant and equipment and US$791 was allocated to intangible and the remaining amount was allocated to other assets.
(ii)	The fair value was assessed using the fair value less costs of disposal model, through discounted cash flow techniques, which is classified as “level 3” in the fair value hierarchy. The cash flows were discounted by using a post-tax discount rate expressed in real terms, which represents an estimate of the rate that a market participant would apply having regard to the time value of money and the asset’s specific risk.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(a.iii) Reclassification of the cumulative translation adjustments

On the announcement of the Investment Agreement with Mitsui, the Company has also informed the market its divestiture intention in the coal segment. However, the Company has assessed that the criteria to classify the coal segment as a discontinued operation have not been met yet, since the conclusion of an eventual sale to a third party within the next 12 months is not deemed highly probable under IFRS 5 - Non-current assets held for sale and discontinued operations. The Company will continue assessing at each reporting date whether the coal segment meets the “discontinued operation“ criteria.

Furthermore, the Company assessed that its Australian entities (part of the coal segment), which are no longer operational, were considered "abandoned" under IAS 21 - The Effects of Changes in Foreign Exchange Rates and, therefore, the Company recognized a gain related to the accumulated translation adjustments in the amount of US$424, which was reclassified to net income as “Impairment and disposals of non-current assets” for the three-months period ended June 30, 2021.

b)	Other acquisitions and divestitures

Boston Electrometallurgical Company (“Boston Metal”) – In February 2021, the Company made an investment of US$6 in Boston Metal to acquire a non-controlling interest of 3.24%, aiming promote the development of a technology focused on the reduction of carbon dioxide on the steel production. Boston Metal has a diverse shareholding structure which includes venture capital funds, mining companies and private investors. Since the Company does not have significant influence over Boston Metal, this investment has been classified as a financial instrument and recorded as “Investments in equity securities”.

Vale Nouvelle-Calédonie S.A.S. (“VNC”) – In December 2020, the Company signed a binding put option agreement to sell its interest in VNC for an immaterial consideration to a consortium constituted in a new company called “Prony Resources”, led by the current management and employees of VNC and supported by the Caledonian and French authorities with Trafigura Pte. Ltd. as a non-controlling shareholder. Under the terms of agreement, the Company has assumed an obligation to pay to the buyers an amount of US$500 upon closing of the transaction and this amount has been provided for as at December 31, 2020.

In March 2021, the Company signed the share purchase and sale agreement with Prony Resources, concluding the transaction to sell its interest in VNC. With the final agreement, Vale's obligation to pay to buyers increased by US$55, which combined with other working capital adjustments, resulted in an additional loss of US$98, recorded as “Impairment and disposals of non-current assets”. On March 31, 2021, the Company disbursed US$555 to VNC on the closing of the transaction, thus the liabilities recorded as at December 31, 2020 were settled and there is no outstanding balance in these interim financial statements.

The agreement also established that Vale may purchase a certain amount of VNC’s annual nickel production with a cap price over a period of 13 years. Such cap included in contract is an embedded derivative, however, it is deemed closely related to the host contract (nickel supply agreement) because the cap was out of the money on inception of the contract. Therefore, this derivative will not be separated from the host contract, which will be accounted for as an executory contract.

Upon closing of the transaction, the Company also recognized a gain of US$1,132 arising from the accumulated exchange differences reclassified from the stockholders’ equity to the income statement under “Other financial items, net”.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

13.	Investments in associates and joint ventures

a) Investment information

			Investments in associates and joint ventures		Equity results in the income statement				Dividends received
					Three-month period ended June 30,		Six-month period ended June 30,		Three-month period ended June 30,		Six-month period ended June 30,
Associates and joint ventures	% ownership	% voting capital	June 30, 2021	December 31, 2020	2021	2020	2021	2020	2021	2020	2021	2020
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	23	20	1	1	3	2	-	-	-	-
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	61	48	10	2	16	5	2	17	2	17
Companhia Hispano-Brasileira de Pelotização (i)	50.89	50.89	41	43	-	-	-	3	7	13	7	13
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	58	44	9	5	13	10	6	23	6	23
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	135	121	9	6	13	8	7	-	7	-
MRS Logística S.A.	48.16	46.75	442	398	19	14	36	12	-	-	-	-
Samarco Mineração S.A. (note 21)	50.00	50.00	-	-	-	-	-		-		-
VLI S.A.	29.60	29.60	490	480	7	8	(8)	(22)	-	-	-	-
			1,250	1,154	55	36	73	18	22	53	22	53
Base metals
Korea Nickel Corp.	25.00	25.00	17	18	-	-	-	-	-	-	-	-
			17	18	-	-	-	-	-	-	-	-
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	372	367	7	7	17	17	21	24	21	24
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	118	117	(2)	(2)	(3)	(3)	-	-	-	-
California Steel Industries, Inc.	50.00	50.00	295	234	48	5	61	(2)	-	-	-	-
Companhia Siderúrgica do Pecém (“CSP”) (ii)	50.00	50.00	-	-	-	-	(42)	(75)	-	-	-	-
Mineração Rio do Norte S.A.	40.00	40.00	70	71	7	(2)	(3)	(12)	-	-	-	-
Others			75	70	(10)	(1)	(26)	(10)	-	-	-	-
			930	859	50	7	4	(85)	21	24	21	24
Total			2,197	2,031	105	43	77	(67)	43	77	43	77

(i) Although the Company held a majority of the voting capital, the entities are accounted under the equity method due to the stockholders' agreement where relevant decisions are shared with other parties.

(ii) CSP is a joint venture and its results are accounted for under the equity method, in which the accumulated losses are capped to the Company ́s interest in the investee’s capital based on the applicable law and requirements. That is, after the investment is reduced to zero, the Company does not recognize further losses nor liabilities associated with the investee.

(iii) “Equity results and other results in associates and joint ventures” presented in the Income Statement considers, in addition to the equity results in associates and joint ventures shown in the table above, the results of Renova Foundation and Samarco (note 21) and other results with group entities.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Movements during the period

	2021	2020
Balance at January 1,	2,031	2,798
Capital contribution to CSP	42	75
Translation adjustment	70	(645)
Equity results in income statement	77	(67)
Equity results in statement of comprehensive income	-	(2)
Dividends declared	(49)	(100)
Others	26	12
Balance at June 30,	2,197	2,071

The amount of investments by segments are presented in note 4(b).

c) Financial guarantees provided

As at June 30, 2021 and December 31, 2020, the notional value of corporate financial guarantees provided by the Company (within the limit of its direct or indirect interest) for certain associates and joint ventures were US$1,559 and US$1,557, respectively. The fair value of these financial guarantees is shown in note 17.

14.	Intangibles

Movements during the period

	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2020	3,298	5,391	-	76	531	9,296
Additions	-	57	-	21	-	78
Disposals	-	(5)	-	-	-	(5)
Amortization	-	(115)	-	(16)	-	(131)
Acquisition of NLC (note 12)	-	1,428	-	-	-	1,428
Translation adjustment	104	204	-	3	20	331
Balance at June 30, 2021	3,402	6,960	-	84	551	10,997
Cost	3,402	8,097	-	789	551	12,839
Accumulated amortization	-	(1,137)	-	(705)	-	(1,842)
Balance at June 30, 2021	3,402	6,960	-	84	551	10,997

	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2019	3,629	3,970	140	76	684	8,499
Additions	-	69	-	8	-	77
Disposals	-	(3)	-	-	-	(3)
Amortization	-	(92)	(1)	(12)	-	(105)
Translation adjustment	(514)	(1,042)	(11)	(14)	(181)	(1,762)
Balance at June 30, 2020	3,115	2,902	128	58	503	6,706
Cost	3,115	3,792	223	683	503	8,316
Accumulated amortization	-	(890)	(95)	(625)	-	(1,610)
Balance at June 30, 2020	3,115	2,902	128	58	503	6,706

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

15.	Property, plant and equipment

a) Movements during the period

	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2020	8,591	7,591	4,933	8,054	2,523	1,563	2,495	5,398	41,148
Additions (i)	-	-	-	-	-	45		2,151	2,196
Disposals	(2)	(3)	(12)	-	(1)	-		(26)	(44)
Assets retirement obligation (ii)	-	-	-	(237)	-	-	-	-	(237)
Depreciation, depletion and amortization	(227)	(234)	(334)	(254)	(79)	(81)	(127)	-	(1,336)
Impairment (iii)	-	-	-	-	-	-	-	(88)	(88)
Acquisition of NLC (note 12)	235	456	102	-	2	33	2	92	922
Translation adjustment	264	271	138	237	93	11	80	229	1,323
Transfers	78	201	301	164	53	-	113	(910)	-
Balance at June 30, 2021	8,939	8,282	5,128	7,964	2,591	1,571	2,563	6,846	43,884
Cost	15,905	12,739	11,251	17,406	4,047	2,011	5,712	6,846	75,917
Accumulated depreciation	(6,966)	(4,457)	(6,123)	(9,442)	(1,456)	(440)	(3,149)	-	(32,033)
Balance at June 30, 2021	8,939	8,282	5,128	7,964	2,591	1,571	2,563	6,846	43,884

	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2019	10,702	9,604	5,686	8,261	3,241	1,692	3,012	4,378	46,576
Additions (i)	-	-	-	-	-	36	-	1,812	1,848
Disposals	(3)	(4)	(4)	(8)	(1)	-	(3)	(32)	(55)
Assets retirement obligation	-	-	-	343	-	-	-	-	343
Depreciation, depletion and amortization	(224)	(276)	(396)	(259)	(117)	(83)	(137)	-	(1,492)
Impairment	(168)	(228)	(17)	(123)	-	-	(61)	(95)	(692)
Translation adjustment	(2,098)	(2,116)	(794)	(972)	(837)	(114)	(566)	(819)	(8,316)
Transfers	128	178	286	359	107	-	153	(1,211)	-
Balance at June 30, 2020	8,337	7,158	4,761	7,601	2,393	1,531	2,398	4,033	38,212
Cost	14,333	10,825	10,176	15,929	3,579	1,837	5,599	4,033	66,311
Accumulated depreciation	(5,996)	(3,667)	(5,415)	(8,328)	(1,186)	(306)	(3,201)	-	(28,099)
Balance at June 30, 2020	8,337	7,158	4,761	7,601	2,393	1,531	2,398	4,033	38,212

(i) Includes capitalized borrowing costs.

(ii) Refers to changes in discount rates.

(iii) Due to the Company's assessment of the fair value of the coal assets, the assets acquired during the year are provided for impairment in full. In the current year, the Company recognized an impairment loss related to coal assets acquired this year in the amount of US$88.

b) Right-of-use assets (Leases)

	December 31, 2020	Additions and contract modifications	Depreciation	Translation adjustment	June 30, 2021
Ports	718	-	(23)	4	699
Vessels	534	-	(20)	-	514
Pellets plants	131	37	(18)	6	156
Properties	112	3	(13)	1	103
Energy plants	56	-	(3)	-	53
Mining equipment and locomotives (i)	12	38	(4)	-	46
Total	1,563	78	(81)	11	1,571

(i) "Additions and contract modifications" includes the effects arising from the acquisition of NLC in the amount of US$33.

Lease liabilities are presented in note 19.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

16.	Financial and capital risk management

a) Effects of derivatives on the balance sheet

	Assets
	June 30, 2021		December 31, 2020
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	1	1	-	-
IPCA swap	9	42	7	38
Eurobonds swap	-	-	-	3
Pre-dollar swap and forward (NDF)	98	144	-	9
Libor swap	-	5	-	-
	108	192	7	50
Commodities price risk
Base metals products	6	1	30	-
Gasoil, Brent and freight	100	-	97	-
	106	1	127	-

Others	-	15	-	16
	-	15	-	16
Total	214	208	134	66

	Liabilities
	June 30, 2021		December 31, 2020
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	96	408	111	525
IPCA swap	-	92	72	100
Eurobonds swap	-	-	4	-
Pre-dollar swap and forward (NDF)	48	9	63	58
Libor swap	2	2	1	6
	146	511	251	689
Commodities price risk
Base metals products	46	-	46	-
Gasoil, Brent and freight	-	-	13	-
Thermal coal	2	10	-	-
	48	10	59	-

Others	10	-	18	-
Total	204	521	328	689

a.i) Net exposure

	June 30, 2021	December 31, 2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(502)	(636)
IPCA swap	(41)	(127)
Eurobonds swap	-	(1)
Pre-dollar swap and forward (NDF)	185	(112)
Libor swap (i)	1	(7)
	(357)	(883)
Commodities price risk
Base metals products	(39)	(16)
Gasoil, Brent and freight	100	84
Thermal coal	(12)	-
	49	68

Others	5	(2)
	5	(2)
Total	(303)	(817)

(i) In July 2017, the U.K. Financial Conduct Authority (FCA), which regulates the London Interbank Offered Rate (‘‘LIBOR’’), announced the effective discontinuation of LIBOR. After June 30, 2023, the FCA will no longer require panel banks to submit quotes for any U.S. dollar LIBOR settings. The Company is currently evaluating the potential impact of the eventual replacement of the LIBOR interest rate.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a.ii) Effects of derivatives on the income statement and cash flows

	Gain (loss) recognized in the income statement
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	326	(185)	52	(865)
IPCA swap	54	(24)	69	(256)
Eurobonds swap	-	7	(28)	(27)
Pre-dollar swap and forward (NDF)	411	(28)	206	(173)
Libor swap	(3)		7	-
	788	(230)	306	(1,321)
Commodities price risk
Base metals products	-	-	(2)	(1)
Gasoil, Brent and freight	64	99	108	(246)
	64	99	106	(247)
Others	4	45	5	98
	4	45	5	98
Total	856	(86)	417	(1,470)

	Financial settlement inflows (outflows)
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(9)	(33)	(99)	(51)
IPCA swap	-	-	(18)	-
Eurobonds swap	-	-	(29)	(6)
Pre-dollar swap and forward (NDF)	(2)	8	(77)	(13)
Libor swap	-	-	(1)	-
	(11)	(25)	(224)	(70)
Commodities price risk
Base metals products	(1)	38	(8)	292
Gasoil, Brent and freight	72	(129)	92	(130)
	71	(91)	84	162
Others	-	2	1	67
	-	2	1	67
Total	60	(114)	(139)	159

a.iii) Hedge accounting

	Gain (loss) recognized in the other comprehensive income
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Net investments hedge	202	(119)	42	(639)
Thermal Coal Cash flow hedge	(7)	-	(7)	-
Cash flow hedge (Nickel and Palladium)	(28)	(49)	(19)	15

Net investment hedge:

In March 2021, the Company redeemed all its euro bonds (note 19). As a result, the amount of debt designated as a hedge instrument for this investment is US$2,331 as at June 30,2021.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Cash flow hedge (Thermal Coal):

To reduce the volatility of its cash flow as a result of fluctuations in thermal coal prices, in May 2021, the Company implemented a Thermal Coal Revenue Hedge Program. Under this program, hedge transactions were executed through forward contracts to protect a portion of the projected sales of this product at fluctuating prices that is highly probable to occur. Hedge accounting treatment is being given to the program. The contracts are traded over-the-counter and the cash settlement in/out results are offset by the protected items' loss/gain results due to thermal coal price variations. In July 2021 (subsequent event), the Company also implemented a Metallurgical Coal Revenue Hedge program applying the same strategy.

	Notional (ton)		Fair value				Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2021	December 31, 2020	Bought / Sold	Average strike (US$/t oz)	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2021	2021
Coal Revenue Hedging Program
Call Options	600,000	-	S	108	(10)	-	(2)	3	(10)
Put Options	390,000	-	B	105	(1)	-	(1)	6	(1)
Total					(11)	-	(3)	9	(11)

Cash Flow Hedge (Nickel):

	Notional (ton)		Fair value				Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2021	December 31, 2020	Bought / Sold	Average strike (US$/ton)	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2021	2021
Nickel Revenue Hedging Program (i)
Call options	35,120	58,620	S	17,618	(41)	(46)	(9)	10	(41)
Put options	35,120	58,620	B	15,000	3	28	-	1	3
Total					(38)	(18)	(9)	11	(38)

(i) With the hedge structure, the company ensures prices between US$15,000/t and US$17,618/t for the program’s sales volume.

Cash flow hedge (Palladium):

	Notional (t oz)		Fair value				Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2021	December 31, 2020	Bought / Sold	Average strike (US$/t oz)	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2021	2021
Palladium Revenue Hedging Program
Call Options	67,362	7,200	S	3,437	(11)	(1)	-	3	(11)
Put Options	67,362	7,200	B	2,397	14	-	-	3	14
Total					3	(1)	-	6	3

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Protection programs for the R$ and EUR denominated debt instruments and other liabilities

	Notional				Fair value				Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2021		December 31, 2020		Index	Average rate	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2021	2021	2022	2023+
CDI vs. US$ fixed rate swap							(368)	(473)	(30)	43	(26)	(78)	(264)
Receivable	R$	8,841	R$	9,445	CDI	100.53%
Payable	US$	2.072	US$	2.213	Fix	2.57%

TJLP vs. US$ fixed rate swap							(134)	(163)	(26)	8	(23)	(40)	(71)
Receivable	R$	1,421	R$	1,651	TJLP +	1.12%
Payable	US$	390	US$	460	Fix	3.11%

R$ fixed rate vs. US$ fixed rate swap							62	(111)	(85)	26	10	(26)	78
Receivable	R$	6,671	R$	2,512	Fix	3.58%
Payable	US$	1.265	US$	621	Fix	-1.60%

IPCA vs. US$ fixed rate swap							(90)	(173)	(65)	9	1	-	(91)
Receivable	R$	1,617	R$	2,363	IPCA +	4.54%
Payable	US$	400	US$	622	Fix	3.88%

IPCA vs. CDI swap							49	45	-	-	7	42	-
Receivable	R$	726	R$	694	IPCA +	6.63%
Payable	R$	1,350	R$	550	CDI	98.76%

EUR fixed rate vs. US$ fixed rate swap							-	(1)	(29)	-	-	-	-
Receivable	-		EUR	500	Fix	0.00%
Payable	-		US$	613	Fix	0.00%

Forward	R$	7,020	R$	916	B	5.98	122	(1)	13	23	17	64	41

c) Protection program for Libor floating interest rate US$ denominated debt

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2021		December 31, 2020		Index	Average rate	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2021	2021	2022	2023+
Libor vs. US$ fixed rate swap							1	(7)	(1)	2	(1)	-	2
Receivable	US$	950	US$	950	Libor	0.13%
Payable	US$	950	US$	950	Fix	0.48%

d) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2021	December 31, 2020	Bought / Sold	Average strike (US$/bbl)	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2021	2021+
Brent crude oil (bbl)
Call options	4,488,809	13,746,945	B	55	48	92	119	7	48
Put options	4,488,809	13,746,945	S	29	-	(12)	-	-	-

Forward Freight Agreement (days)
Freight forwards (days)	990	1,625	B	23,302	15	4	3	15	-

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value
Flow	June 30, 2021	December 31, 2020	Bought / Sold	Average strike	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2021	2021+
Option related to a Special Purpose Entity “SPE” (quantity)
Call option	137,751,623	137,751,623	B	3.02	15	18	-	2	15

Embedded derivatives in contracts for the sale of part of its shareholding (quantity)
Put option	1,105,070,863	1,105,070,863	S	4.38	(5)	(19)	-	2	(5)

Embedded Derivative in natural gas purchase agreement (volume/month)
Call options	729,571	746,667	S	233	(4)	-	-	3	(4)

Hedge program for finished products
Nickel forwards	604	-	S	18,147	-	-	-	-	-

Fixed prices sales protection
Nickel forwards	626	-	B	16,341	1	-	1	-	1

Embedded in raw material purchase contract (ton)
Nickel forwards	3,436	1,979	S	17,120	(3)	2	-	2	(3)
Copper forwards	1,247	976	S	9,620	-	-	-	-	-

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

f) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

- Probable: the probable scenario was defined as the fair value of the derivative instruments as at June 30, 2021

- Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables

- Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
CDI vs. US$ fixed rate swap	R$ depreciation	(368)	(900)	(1,433)
	US$ interest rate inside Brazil decrease	(368)	(396)	(425)
	Brazilian interest rate increase	(368)	(402)	(437)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(134)	(236)	(338)
	US$ interest rate inside Brazil decrease	(134)	(137)	(140)
	Brazilian interest rate increase	(134)	(145)	(155)
	TJLP interest rate decrease	(134)	(141)	(149)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	62	(246)	(553)
	US$ interest rate inside Brazil decrease	62	53	45
	Brazilian interest rate increase	62	19	(21)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. US$ fixed rate swap	R$ depreciation	(90)	(199)	(307)
	US$ interest rate inside Brazil decrease	(90)	(96)	(103)
	Brazilian interest rate increase	(90)	(109)	(127)
	IPCA index decrease	(90)	(101)	(112)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. CDI swap	Brazilian interest rate increase	49	46	44
	IPCA index decrease	49	47	45
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(47)	(45)

US$ floating rate vs. US$ fixed rate swap	US$ Libor decrease	1	(4)	(10)
Protected item: Libor US$ indexed debt	US$ Libor decrease	n.a.	4	10

NDF BRL/USD	R$ depreciation	122	(166)	(454)
	US$ interest rate inside Brazil decrease	122	116	110
	Brazilian interest rate increase	122	93	66
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
Fuel oil protection
Options	Price input decrease	48	18	14
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	18	14

Forward Freight Agreement
Forwards	Freight price decrease	15	5	(4)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	(5)	4

Nickel sales fixed price protection
Forwards	Nickel price decrease	1	(2)	(5)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	(2)	(5)

Nickel Revenue Hedging Program
Options	Nickel price increase	(38)	(160)	(297)
Protected item: Part of nickel future revenues	Nickel price increase	n.a.	160	297

Palladium Revenue Hedging Program
Options	Palladium price increase	4	(23)	(56)
Protected item: Part of palladium future revenues	Palladium price increase	n.a.	23	56

Thermal Coal Revenue Hedging Program
Options	Thermal coal price increase	(11)	(40)	(69)
Protected item: Part of thermal coal future revenues	Thermal coal price increase	n.a.	40	69

Option - SPCs	SPCs stock value decrease	15	5	-

Instrument	Main risks	Probable	Scenario I	Scenario II
Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	(3)	(19)	(34)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	-	(3)	(6)
Embedded derivatives - Gas purchase	Pellet price increase	(4)	(8)	(13)
Embedded derivatives - Guaranteed minimum return	Stock value decrease	(5)	(61)	(287)

g) Financial counterparties’ ratings

The table below presents the ratings published by Moody’s regarding the main financial institutions that we hire derivative instruments, cash and cash equivalents transactions.

	Consolidated
	June 30, 2021		December 31, 2020
	Cash and cash equivalents and short-term investment	Derivatives	Cash and cash equivalents and short-term investment	Derivatives
Aa1	94	-	2,210	36
Aa2	384	13	363	15
Aa3	603	41	1,681	41
A1	4,124	20	2,812	21
A2	4,429	130	4	20
A3	1,034	67	5	36
Baa1	-	-	4	-
Baa2	19	-	1	-
Ba1	-	35	2,986	-
Ba2	2,551	51	4,189	6
Ba3	1,279	13	-	-
Others	83	52	3	25
	14,600	422	14,258	200

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

17.       Financial assets and liabilities

a) Financial instruments classification

	June 30, 2021				December 31, 2020
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (note 19)	13,649	-	-	13,649	13,487	-	-	13,487
Short-term investments (note 19)	-	-	951	951	-	-	771	771
Derivative financial instruments (note 16)	-	-	214	214	-	-	134	134
Accounts receivable (note 9)	2,266	-	2,688	4,954	1,514	-	3,479	4,993
Related parties (note 26)	-	-	-	-	195	-	-	195
	15,915	-	3,853	19,768	15,196	-	4,384	19,580
Non-current
Judicial deposits (note 23)	1,326	-	-	1,326	1,268	-	-	1,268
Restricted cash	125	-	-	125	38	-	-	38
Derivative financial instruments (note 16)	-	-	208	208	-	-	66	66
Investments in equity securities	-	1,097	-	1,097	-	757	-	757
Related parties (note 26)	-	-	-	-	923	-	-	923
	1,451	1,097	208	2,756	2,229	757	66	3,052
Total of financial assets	17,366	1,097	4,061	22,524	17,425	757	4,450	22,632

Financial liabilities
Current
Suppliers and contractors	3,777	-	-	3,777	3,367	-	-	3,367
Derivative financial instruments (note 16)	-	-	204	204	-	-	328	328
Loans, borrowings and leases (note 19)	992	-	-	992	1,136	-	-	1,136
Dividends payable	27	-	-	27	1,220	-	-	1,220
Liabilities related to the concession grant (note 14)	350	-	-	350	209	-	-	209
Related parties (note 26)	188	-	-	188	725	-	-	725
Other financial liabilities (note 11)	805	-	-	805	644			644
	6,139	-	204	6,343	7,301	-	328	7,629
Non-current
Derivative financial instruments (note 16)	-	-	521	521	-	-	689	689
Loans, borrowings and leases (note 19)	12,870	-	-	12,870	13,891	-	-	13,891
Related parties (note 26)	-	-	-	-	895	-	-	895
Participative stockholders' debentures (note 18)	-	-	4,687	4,687	-	-	3,413	3,413
Liabilities related to the concession grant (note 14)	1,956	-	-	1,956	2,103	-	-	2,103
Financial guarantees (note 13)	-	-	550	550	-	-	877	877
	14,826	-	5,758	20,584	16,889	-	4,979	21,868
Total of financial liabilities	20,965	-	5,962	26,927	24,190	-	5,307	29,497

b) Hierarchy of fair value

	June 30, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	951	-	-	951	771	-	-	771
Derivative financial instruments	-	407	15	422	-	182	18	200
Accounts receivable	-	2,688	-	2,688	-	3,479	-	3,479
Investments in equity securities	1,097	-	-	1,097	757	-	-	757
Total	2,048	3,095	15	5,158	1,528	3,661	18	5,207

Financial liabilities
Derivative financial instruments	-	719	6	725	-	998	19	1,017
Participative stockholders' debentures	-	4,687	-	4,687	-	3,413	-	3,413
Financial guarantees	-	550	-	550	-	877	-	877
Total	-	5,956	6	5,962	-	5,288	19	5,307

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the six-month period ended June 30, 2021.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b.i) Changes in Level 3 assets and liabilities during the period

	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2020	18	19
Gain and losses recognized in income statement	(4)	(13)
Translation adjustments	1	-
Balance at June 30, 2021	15	6

c) Fair value of loans and financing

	June 30, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	7,448	9,277	7,448	10,025
Eurobonds	-	-	920	985
Debentures	428	435	496	496
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	460	679	860	857
R$, with fixed interest	25	25	34	35
Basket of currencies and bonds in US$ indexed to LIBOR	33	54	56	56
Debt contracts in the international market in:
US$, with variable and fixed interest	3,398	3,401	3,225	3,278
Other currencies, with variable interest	96	96	-	-
Other currencies, with fixed interest	110	123	120	134
Total	11,998	14,090	13,159	15,866

Due to the short-term cycle, the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values.

18.       Participative stockholders’ debentures

At the time of its privatization in 1997, the Company issued a total of 388,559,056 debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploration of mineral resources. This obligation will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company.

Holders of participative stockholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, derived from these mineral resources. On April 1, 2021, the Company made available for withdrawal as remuneration the amount of US$193 (R$1,073 million) for the second semester of 2020, as disclosed on the “Shareholders’ debentures report” made available on the Company’s website.

To calculate the fair value of the liability, the Company uses the weighted average price of trades in the secondary market for the last month of the quarter. The average price increased from R$45.65 per debenture for the year ended December 31, 2020 to R$60.34 per debenture for the period ended June 30, 2021 (R$29.04 for the period ended June 30, 2020), resulting in an expense of US$278 and US$1,261 recorded in the income statement for the three and six-month periods ended June 30, 2021 (US$231 and US$280 for the three and six-month periods ended June 30, 2020), respectively. As at June 30, 2021 the liability was US$ 4,687 (US$ 3,413 as at December 2020).

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

19.       Loans, borrowings, leases, cash and cash equivalents and short-term investments

a)       Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term.

	June 30, 2021	December 31, 2020
Debt contracts in the international markets	11,194	11,890
Debt contracts in Brazil	960	1,470
Leases	1,708	1,667
Total of loans, borrowings and leases	13,862	15,027

(-) Cash and cash equivalents	13,649	13,487
(-) Short-term investments	951	771
Net debt (cash)	(738)	769

b)    Cash and cash equivalents

Cash and cash equivalents include cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being US$3,375 (US$2,849 as at December 31, 2020) denominated in R$, indexed to the CDI), US$9,973 (US$10,195 as at December 31, 2020) denominated in US$ and US$301 (US$443 as at December 31, 2020) denominated in other currencies as at June 30, 2021.

c)       Short-term investments

At June 30, 2021, the balance of US$951 (US$771 as at December 31, 2020) is substantially comprised of investments in an exclusive investment fund immediately liquid, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government.

d)        Loans, borrowings and leases

i) Total debt

		Current liabilities		Non-current liabilities
	Average interest rate (i)	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Quoted in the secondary market:
Bonds	6.01%	-	-	7,448	7,448
Eurobonds		-	-	-	920
Debentures	10.48%	50	107	378	389
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI (ii)	9.29%	128	320	332	540
R$, with fixed interest	2.76%	19	20	6	14
Basket of currencies and bonds in US$ indexed to LIBOR	2.32%	33	45	-	11
Debt contracts in the international market in:
US$, with variable and fixed interest	2.26%	325	182	3,073	3,044
Other currencies, with variable interest	4.09%	86	-	10	-
Other currencies, with fixed interest	3.35%	12	12	98	107
Accrued charges		156	201	-	-
Total		809	887	11,345	12,473

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as at June 30, 2021.

(ii) R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of US$892 the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2,92% per year in US$.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Future flows of debt payments, principal and interest

	Principal	Estimated future interest payments (i)
2021	173	300
2022	1,254	593
2023	298	555
2024	2,014	537
Between 2025 and 2029	2,142	1,008
2030 onwards	6,117	3,641
Total	11,998	6,634

(i) Based on interest rate curves and foreign exchange rates applicable as at June 30, 2021 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

Credit and financing lines

The Company has two revolving credit facilities to assist the short-term liquidity management and to enable more efficiency in cash management in the available amount of US$5,000, of which US$2,000 will mature in 2022 and US$3,000 in 2024. As at June 30, 2021, these lines are undrawn.

Funding and payments

In January 2021, the Company contracted the credit line US$300 with The New Development Bank maturing at 2035 and indexed to Libor + 2,49% per year.

In March 2021, the Company redeemed all of its 3.750% bonds due January 2023, in the total amount of US$884 (EUR750 million) and for it paid a premium of US$63, which was recorded as “Expenses with cash tender offer redemption” under the financial results for six-month period ended June 30,2021.

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (as defined in note 4(a)) and interest coverage. The Company has not identified any instances of noncompliance as at June 30, 2021.

Reconciliation of debt to cash flows arising from financing activities

	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2020	9,046	959	3,355	13,360
Additions	-	-	300	300
Payments (i)	(922)	(269)	(221)	(1,412)
Interest paid	(279)	(79)	(68)	(426)
Cash flow from financing activities	(1,201)	(348)	11	(1,538)

Effect of exchange rate	(50)	(153)	196	(7)
Interest accretion	222	63	54	339
Non-cash changes	172	(90)	250	332

June 30, 2021	8,017	521	3,616	12,154

(i) Includes expenses with the redemption in the amount of US$63.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

ii) Lease liabilities

	December 31, 2020	Additions and contract modifications	Payments (i)	Interest (ii)	Translation adjustment	June 30, 2021
Ports	743	-	(40)	14	1	718
Vessels	533	-	(31)	11	-	513
Pellets plants	137	37	(2)	3	8	183
Properties	142	3	(24)	2	1	124
Energy plants	62	-	(2)	3	-	63
Mining equipment and locomotives (iii)	50	58	(5)	2	2	107
Total	1,667	98	(104)	35	12	1,708

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the three and six-month periods ended June 30, 2021 was US$78 and US$111 (US$10 and US$38 for the three and six-month periods ended June 30, 2020), respectively.

(ii) The interest accretion recognized in the income statement is disclosed in note 6.

(iii) "Additions and contract modifications" includes the effects arising from the acquisition of NLC in the amount of US$53.

Annual minimum payments

	2021	2022	2023	2024	2025 onwards	Total
Ports	35	63	62	61	802	1,023
Vessels	33	63	62	60	405	623
Pellets plants	44	40	13	13	116	226
Properties	24	29	23	22	41	139
Energy plants	3	7	7	6	61	84
Mining equipment and locomotives	11	21	16	15	79	142
Total	150	223	183	177	1,504	2,237

The amounts in the table above presents the undiscounted lease obligation by maturity date. The lease liability recognized in the balance sheet is measured at the present value of such obligations.

e) Guarantees

As at June 30, 2021 and December 31, 2020, loans and borrowings are secured by property, plant and equipment in the amount of US$88 and US$176, respectively. The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

20.       Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities, including 10 victims still missing, and caused extensive property and environmental damage in the region.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

As a result of the dam failure, the Company has recognized provisions to meet its assumed obligations, individual indemnification to those affected by the event, remediation of the affected areas and compensation to the society. The Company also recognized a provision for de-characterization of the dams. Below are the changes in during the current period:

	December 31, 2020	Impact on the income statement	Present value adjustment	Disbursements (ii)	Translation adjustment	June 30, 2021
Global Settlement for Brumadinho	3,989	-	(83)	(26)	141	4,021
Provision for individual indemnification and other commitments	586	-	(6)	(123)	13	470
Liabilities related to Brumadinho	4,575	-	(89)	(149)	154	4,491

De-characterization of dams	2,289	-	(43)	(163)	72	2,155
Incurred expenses (i)	-	300	-	(300)	-	-
	6,864	300	(132)	(612)	226	6,646

(i) The Company has incurred expenses, which have been recognized straight to the income statement, in relation to communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others. For the three and six-month periods ended June 30, of 2021, the Company incurred expenses in the amount of US$185 and US$300, respectively (US$109 and US$268 for the three and six-month periods ended June 30, 2020).

(ii) Disbursement is presented net of the judicial deposits utilization.

a) Global Settlement for Brumadinho

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. The Global Settlement was ratified by the Minas Gerais State Court on February 4, 2021 and the res judicata was drawn up on April 7, 2021.

With the Global Settlement, the requests contained in public civil actions regarding the socio-environmental and socioeconomic collective damages caused by the dam rupture were substantially resolved and the parameters for the reparation and compensation of said damages were established. As a result, the Company recorded an additional provision as at December 31, 2020.

The provision is discounted at presented value using an observable rate that reflects the current market assessments of the time value of money and the risks specific to the liability at the reporting date. During the current year, the discount rate applied on the provisions for the Global Settlement, individual indemnification and other commitments, has increased from 2.0% at December 31, 2020 to 3.7% at June 30, 2021.

Based on the present value of the projected cash outflows, the provision related to Global Settlement is detailed as follows:

	June 30, 2021	December 31, 2020
Cash settlement obligation, net of judicial deposits	2,380	2,343
Provision for socio-economic reparation and others	853	860
Provision for social and environmental reparation	788	786
	4,021	3,989

	June 30, 2021	December 31, 2020
Current liabilities	1,956	1,561
Non-current liabilities	2,065	2,428
Liabilities	4,021	3,989

(a.i) Cash settlement obligation

The cash settlement obligation relates to the socio-economic reparation and socio-environmental compensation projects that will be carried out or managed directly by the State of Minas Gerais and Institutions of Justice, mainly aiming to develop the urban mobility program and strengthening public service programs, as well as other projects that will be proposed by the affected population. In addition, resources will be used in a program of income transfer to those affected by the event, which will be carried out by Institutions of Justice. Of the total amount, US$880 (R$4,400 million) relates to the income transfer program that will be fully paid in 2021. The remaining amount of US$1,500 (R$7,505 million) is the present value of the semiannual fixed payments obligation, which will last 5 years on average.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(a.ii) Provision for socio-economic reparation and others

The Global Settlement includes remediation projects for Brumadinho and other affected municipalities of the Paraopeba basin. The socioeconomic reparation actions aims to strengthen the productive activities of the affected region, through measures for greater economic diversification of the municipality of Brumadinho, reducing its historical dependence on mining, and, for the rest of the Basin, finding ways to support the transformation of the economy of the impacted municipalities. These projects will be carried out directly by the Company for an average period of 3 years.

The estimated amounts for the project execution, although set in the agreement, may vary since the implementation of those projects are Vale's responsibility and changes against the original budget may result in changes in provision in future reporting periods.

(a.iii) Provision for social and environmental reparation

The Global Settlement establishes the rule for the development of the environmental reparation plan, and projects for the compensation of environmental damage already known. These measures aim to repair the damage caused, restore the ecosystems disruption, restore local infrastructure, repair social and economic losses, recover affected areas and repair the loss of memory and cultural heritage caused by the dam rupture. It also includes several actions to clean up the affected areas and improvements to the water catchment system along the Paraopeba River and other water collection points near the affected area. These measures and compensation projects will be carried out directly by the Company for an average period of 5 years.

The estimated amount to carry out the environmental recovery actions is part of the Global Settlement. However, it has no cap due to the Company's legal obligation to fully repair the environmental damage caused by the dam rupture. Therefore, this provision may change in the future depending on several factors that are not under the control of the Company.

b) Provision for individual indemnification and other commitments

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s Dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations (“UN”). As at June 30, 2021, the provision recorded is US$158 (US$179 as at December 31, 2020).

In addition to the Global Settlement, the Company has been working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I. As at June 30, 2021, the provision recorded is US$252 (US$267 as at December 31, 2020).

In addition, the Company was notified of the imposition of administrative fines by the Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of US$50 (R$250 million). The Company signed an agreement with IBAMA, of which US$30 (R$150 million) will be used in environmental projects in 7 parks in the state of Minas Gerais, covering an area of approximately 794 thousand hectares, and US$20 (R$100 million) will be used in basic sanitation programs in the state of Minas Gerais.

c) De-characterization of other dams in Brazil

Following the Brumadinho Dam rupture, the Company has decided to speed up the plan to “de-characterize” its tailings dams built under the upstream method (same method as Brumadinho’s dam), certain “centerline structures” and dikes, located in Brazil. The observable rate applied to the provision for the de-characterization of dams, increased from 3.5% at December 31, 2020 to 4.4% at June 30, 2021. The Company has a total provision to comply with these assumed obligations in the amount of US$2,155 at June 30, 2021 (US$2,289 as at December 31, 2020).

(c.i) Operation stoppages

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of US$80 and US$193 for the three and six-months periods ended June 30, 2021 (US$104 and US$267 for the three and six-months periods ended June 30, 2020), respectively. The Company is working on legal and technical measures to resume all operations at full capacity.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Contingencies and other legal matters

(d.i) Requests for fines or forfeit of assets

On August 26, 2020, the Public Prosecutor's Office of Minas Gerais (“MPMG”) and other plaintiffs of the Public Civil Actions presented a request for ruling condemning Vale to indemnify alleged economic losses of the State of Minas Gerais and collective moral damages, both claims already considered in said Public Civil Actions filed against Vale in January 2019 as a result of the Brumadinho dam rupture. In that submission, the plaintiffs also requested the immediate freezing of US$5,1 billion (R$26,7 billion) from the Company as a guarantee for the reimbursement of the alleged economic losses, which was dismissed by the judge of the 2nd Lower Court of Public Treasury of Belo Horizonte on October 6, 2020. This claim was extinguished with the Global Settlement.

In other proceeding, in May 2020, the MPMG requested the imposition of fines or forfeit of assets, rights and amounts of the Company, allegedly based on Article 5, item V of Brazilian Law 12.846/2013. According to the MPMG, Vale would have, through its employee’s actions, hindered the inspection activities of public agencies in the complex. Vale was not required to present any guarantees of US$1,4 billion (R$7,9 billion) based on a judicial decision. The Company believes that the likelihood of loss is remote.

In January 2021, the Comptroller General of the State of Minas Gerais (“CGE”) notified Vale to present it defense against the Administrative Liability Proceeding (“PAR”) initiated based on the same article. Vale presented its defense in March 2021, and filed a writ of mandamus in the face of the establishment of this PAR, which had the injunction granted to suspend the proceeding of the PAR.

In October 2020, the Company was informed that the Brazilian Office of the Comptroller General (“CGU”) initiated an administrative proceeding based on the same allegations made by the MPMG. As this is a discretionary procedure from the CGU, the Company estimates its likelihood of a loss during the administrative phase as possible, but it reaffirms its assessment of loss as remote in the annulment lawsuit to be instituted against any decision by CGU, if necessary.

(d.ii) U.S. Securities putative class action suit

Vale is defending itself in a putative class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. The Lead Plaintiff alleges that we made false and misleading statements or omitted to make disclosures concerning the risks of the operations of Dam I in the Córrego de Feijão mine and the adequacy of the related programs and procedures.

Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started and the fact Discovery was expected to be concluded by June 2021. However, due to the pandemic, the fact Discovery term has been extended to be concluded by March 2022, the fact Discovery is currently ongoing. In parallel, in February 2021 the Plaintiff filed a motion for class certification, which we opposed on April, 2021. On June, 2021 a Reply was filed by the Plaintiff and rebuttal expert reports were filed by the parties. A decision by the Court on the motion for class certification is expected to be issued in the upcoming weeks.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of this process is classified as possible. However, considering the initial stage of this putative class action, it is not possible at this time to reliably estimate the amount of a potential loss.

(d.iii) Arbitration proceedings in Brazil filed by shareholders and a class association

In Brazil, Vale is a defendant in (i) one arbitration filed by 166 minority shareholders, (ii) one arbitration filed by a class association allegedly representing all Vale’s minority shareholders, and (iii) one arbitration filed by foreign investment funds.

In the three proceedings, the Claimants argue Vale would be aware of the risks associated with the dam, and failed to disclose it to the shareholders, which would be required under the Brazilian applicable laws and the rules of Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil). Based on such argument, they claim compensation for losses caused by the decrease of the value of the shares.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of these proceedings is classified as possible.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Specifically, in the proceeding filed by foreign funds, the Claimants estimated the amount of the alleged losses at approximately US$346 (R$1,800 million). However, the Company disagrees with the estimated losses alleged by the foreign funds and believes that the likelihood of loss is remote based on the current status of the proceeding.

(d.iv) Investigations by the CVM and the Securities and Exchange Commission (“SEC”)

The Company is cooperating with the CVM and the SEC by providing documents and other information related to the Dam I rupture in connection with ongoing investigations by both agencies. These investigations relate to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. The CVM and SEC investigations may result in the application of fines and administrative penalties either through negotiated resolutions or court proceedings.

(d.v) Criminal proceedings and investigations

In January 2020, the MPMG brought criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes. These charges were accepted by the state criminal judge in the city of Brumadinho on February 14, 2020, and a criminal proceeding against these individuals and Vale is ongoing. Vale intends to vigorously defend itself against the criminal claims, and the Company cannot estimate when a decision on this criminal proceeding will be issued. The criminal action is currently suspended while the MPMG organizes the relevant documents to enable defendants to defend themselves properly.

(d.vi) Labor Collective Civil Action

In 2021, public civil actions were filed by a labor union in the Labor Court of Betim in the Brazilian State of Minas Gerais, claiming the indemnification payment for death damage to each direct and outsourced employee who has died due to the Dam I rupture. They are claiming to represent 246 workers and have requested indemnification payments ranging between US$300 thousand (R$1.5 million) and US$600 thousand (R$3 million) to each fatal victim. There has been an initial decision condemning Vale to pay US$200 thousand (R$1 million) per each direct employees (131 fatal victims). Vale is defending itself against these actions and believes that, despite the lack of provision in the Brazilian legal framework, the likelihood of loss is deemed possible.

e) Insurance and financial guarantees

(e.i) Insurance

The Company is negotiating with insurers the payment of indemnification under its operational risk and civil liability. However, these negotiations are still at a preliminary stage, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification to the Company was recognized in these interim financial statements.

(e.ii) Financial guarantees

In April 2021, the financial guarantees related to the Brumadinho event were released, due the Global Settlement. As at December 31, 2020, the Company had financial guarantees in the amount of US$1,124.

21.       Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (Samarco) failed, releasing tailings downstream, flooding certain communities and causing impacts on communities and the environment along the Doce river. The rupture resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In June 2016, Samarco, Vale and BHPB created the Fundação Renova, a not-for-profit private foundation, to develop and implement (i) social and economic remediation and compensation programs and (ii) environmental remediation and compensation programs in the region affected by the dam rupture. The creation of Fundação Renova was provided for under the agreement for settlement and conduct adjustment (the ‘‘Framework Agreement’’) signed in March 2016 by Vale, BHPB, Samarco, the Brazilian federal government, the two Brazilian states affected by the rupture (Minas Gerais and Espírito Santo) and other governmental authorities.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties, improving the governance mechanism of Fundação Renova and establishing, among other things, a process for potential revisions to the remediation programs provided under the Framework Agreement based on the findings of experts hired by Samarco to advise the MPF (Federal Prosecutor’s Office) over a two-year period (the ‘‘June 2018 Agreement’’). Under the Framework Agreement, the June 2018 Agreement and Renova’s by-laws, Fundação Renova must be funded by Samarco, but to the extent that Samarco is unable to fund, Vale and BHPB must ratably bear the funding requirements Under the Framework Agreement.

On April 9, 2021, Samarco announced the request for Judicial Reorganization (“RJ”) was filed with the Minas Gerais Court to renegotiate its debt, which is held by bondholders abroad. The purpose of RJ is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

The RJ does not affect Samarco's obligation to remediate and compensate the impacts of the Fundão tailings dam failure. However, as Samarco began the gradual resumption of operations in December 2020, it is not yet possible to reliably estimate when Samarco will generate cash to comply with its assumed obligation in the TTAC. Thus, the liability recorded by Vale on June 30, 2021 does not consider Samarco's potential cash flows generation. Therefore, the RJ did not have any additional impact on these interim financial statements.

In addition, the Company has a provision of US$225 (US$ 221 as at December 31,2020) for the de-characterization of the Germano dam.

Movements during the period

	2021	2020
Balance at January 1,	2,074	1,700
Provision	560	566
Disbursements	(137)	(169)
Present value valuation	(71)	40
Translation adjustment	65	(468)
Balance at June 30,	2,491	1,669

	June 30, 2021	December 31, 2020
Current liabilities	1,467	876
Non-current liabilities	1,024	1,198
Liabilities	2,491	2,074

Renova Foundation

During the second quarter of 2021, Fundação Renova reviewed the assumptions used on the preparation of the estimates incorporated into the mitigation and compensation programs mainly due recent judicial decisions increasing the scope of some TTAC programs. The periodic review, resulted in an additional provision of US$560 (R$2,820 million), which corresponds to its portion of the responsibility to support the Renova Foundation.

Samarco’s working capital

In addition to the provision, Vale S.A. made available US$21 during the first quarter of 2021 (2020: US$56), which was fully used to fund Samarco’s working capital. This expense was recognized as “Equity results and other results in associates and joint ventures”. No amount was made available during the three-month period ended June 30, 2021 (2020: US$20). Vale S.A. may provide an additional short-term credit facility up to US$64 in 2021.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Company expects the Framework Agreements to represent the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the United States against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the period were as follows:

(i) Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Prosecutors ("MPF")

The Framework Agreement (“TAC-Gov”) considers the renegotiation of the Renova Foundation's reparation programs depending on the results of the studies carried out by the experts. The negotiations started in April 2021 and a letter of principles was signed in June 2021 by Vale, BHP and Samarco with the representatives of the government and various justice institutions. Based on terms set on this letter, there has been a request from the MPF to a new suspension of the proceedings for 120 days in order to continue the extrajudicial negotiation.

In March 2021, a new incidental proceeding (“Eixo Prioritário”) was initiated, at the request of the Federal Attorney General’s Office (“AGU”), with the purpose of discuss a restructure on Renova Foundation's organizational management structure, the “Eixo Prioritário 13”. There was granted an injunction for an expert procedure and diagnosis report to be made at the Renova Foundation, in particular of its governance mechanisms. The companies filed a motion for clarification, arguing that, in order to remedy the alleged inefficiency of the governance system that permeates the reparation, it is appropriate to expand the scope of the expert's analysis, to consider the entire management structure of such measures, created with the TTAC, and requesting that the expert also assess the external management carried out by the Interfederative Committee (“CIF”) in the scope of the preliminary diagnosis.

The “Eixo Prioritário 7”, which relates to the individual compensation of Renova Foundation, has a risk in relation to decisions that could be decided in favor to the claims to include new categories of professional damages and new areas. Depending on the outcome of these proceedings, the provision recorded by the Company may have a material impact in future reporting periods.

(ii) Class Action in the United States

In March 2017, the holders of securities issued by Samarco Mineração S.A. filed a potential collective action in the New York Federal Court against Samarco, Vale, BHP Billiton Limited, BHP Billiton PLC and BHP Brasil Ltda. based on U.S. Federal Securities laws, which was dismissed without prejudice, in June 2019. In December 2019 the plaintiffs filed a Notice of Appeal to the NY Court of Appeals.

In January 2021, it was held a hearing before the Second Circuit of the New York State Court of Appeals. In March 2021 the Second Circuit denied the plaintiff’s appeal. This decision became res judicata in June 2021, since no further appeal has been filed by the Plaintiff. Thus, the case is closed and should be filed by the Court.

(iii) Criminal proceeding

In September 2019, the federal court of Ponte Nova dismissed all criminal charges against Vale representatives relating to the first group of charges, which concerns the results of the Fundão dam failure, remaining only the legal entity in the passive pole. The second group of charges against Vale S.A. and one of the Company’s employees, which concerns the accusation of alleged crimes committed against the Environmental Public Administration, remained unchanged. In June 2021, the Company filed an appeal with the Superior Court of Justice against the decision of the Federal Regional Court of the 1st Region that did not decided in favor of Vale. In July 2021, the Federal Prosecutor filed an appeal with the Federal Regional Court of the 1st Region, against the judge's decision that rejected the resumption of the procedural instruction, requesting the review of the decision. The Company cannot estimate when a final decision on the case will be issued.

Insurance

Since the Fundão dam rupture, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. For the period ended June 30, 2021, the Company received payments in the amount of US$33, and recognized a gain in the income statement as “Equity results and other results in associates and joint ventures”.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

22.        Provisions

	Current liabilities		Non-current liabilities
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Payroll, related charges and other remunerations	692	877	-	-
Onerous contracts	53	58	842	838
Environmental obligations	95	102	214	200
Asset retirement obligations (i)	102	99	3,974	4,121
Provision related to VNC sale (note 12)	-	500	-	-
Provisions for litigation (note 23)	102	87	1,074	1,004
Employee postretirement obligations (note 24)	112	103	1,899	2,271
Provisions	1,156	1,826	8,003	8,434

(i) The Company has issued letters of credit and surety bonds for US$621 as at June 30, 2021 in connection with the Asset retirement obligations for its Base Metals operations.

23.       Litigations

a)        Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations. The main litigations refer to:

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on stockholders’ equity (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as at June 30, 2021 is US$442 (US$423 as at December 31,2020). This proceeding is guaranteed by a judicial deposit in the amount of US$509 recorded at June 30, 2021 (US$487 as at December 31,2020).

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	485	260	335	11	1,091
Additions and reversals, net	(2)	(1)	46	1	44
Payments	-	(15)	(29)	(4)	(48)
Indexation and interest	3	10	23	-	36
Translation adjustment	19	11	17	-	47
Acquisition of NLC (note 12)	-	1	5	-	6
Balance at June 30, 2021	505	266	397	8	1,176
Current liabilities	9	17	76	-	102
Non-current liabilities	496	249	321	8	1,074
	505	266	397	8	1,176

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2019	696	300	455	11	1,462
Additions and reversals, net	19	28	14	2	63
Payments	(10)	(11)	(34)	-	(55)
Indexation and interest	13	16	13	-	42
Translation adjustment	(168)	(77)	(120)	(3)	(368)
Balance at June 30, 2020	550	256	328	10	1,144
Current liabilities	7	14	63	-	84
Non-current liabilities	543	242	265	10	1,060
	550	256	328	10	1,144

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)       Contingent liabilities

The main contingent liabilities, updated by applicable interest rates, for which the likelihood of loss is not considered remote are presented by nature as follows:

	June 30, 2021	December 31, 2020
Tax litigations	8,166	6,911
Civil litigations	1,644	1,348
Labor litigations	572	563
Environmental litigations	1,006	907
Total	11,388	9,729

The contingent liabilities related to the Brumadinho event and Samarco are not presented above. Further information is presented in notes 20 and 21.

As reported in the annual financial statements for 2020, the Company is party in several actions and the main updates on contingent liabilities since then, are discussed as follows:

(b.i) Assessments regarding the disallowance of JCP:

In February 2021 Vale was assessed for collection of corporate income tax (IRPJ, CSLL) and penalties regarding the disallowance of the JCP expenses deducted from the 2017 taxable income, in the amount of US$685 (R$3,426 million). There was also a reduction in tax losses, with the corresponding tax impact of US$140 (R$698 million) in June 30,2021. The Company had filed an administrative appeal and a decision is pending. As at June 30,2021, the likelihood of loss is possible.

(b.ii) Proceeding related to income tax paid abroad:

In March 2021, Vale was assessed for the collection of US$434 (R$2,171 million) due to the disregard of taxes paid abroad that were offset by the IRPJ debt in 2016. Tax authorities allege the Company has failed to comply with the applicable rules relating to the offset, in Brazil, of income taxes paid abroad. The Company had filed an administrative appeal and a decision is pending. As at June 30, 2021, the likelihood of loss is possible.

c) Judicial deposits

	June 30, 2021	December 31, 2020
Tax litigations	1,052	988
Civil litigations	83	85
Labor litigations	168	177
Environmental litigations	23	18
Total	1,326	1,268

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$2.4 billion (R$11.8 billion) in guarantees for its lawsuits.

e) ICMS included in PIS and COFINS computation tax base

Vale has been discussing the issue regarding the exclusion of ICMS in PIS and COFINS tax basis in two judicial proceedings filed before March 2017. In one of the proceedings includes refers to the taxable events from March 2012 onwards and has a definitive favorable decision (res judicata). This proceeding gave rise to the recognition of a gain in the amount of US$63 (R$ 313 million) in the income statement for the year ended December 31, 2020. This amount was calculated based on the thesis that the collected ICMS was supposed to be excluded from the contribution basis. With the definition of the subject by Federal Supreme Court in the leading case (RE 574.706), which is binding to all taxpayers and has determined that the ICMS amount to be excluded shall be the amount stated in the invoices, the Company recognized an additional gain of US$29 (R$146 million) for the three-month period ended June 30, 2021.

The other proceeding, which covers the taxable events occurred between December 2001 and February 2012, resulted in a gain of US$162 (R$808 million) for the three-month period ended June 30, 2021, due to the favorable decision to the Company, which is consistent to the recent decision of the Federal Supreme Court on the leading case with wider repercussion to all taxpayers.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

24.       Employee benefits

a) Long-term incentive programs

For the long-term awarding of eligible executives, the Company compensation plans includes Matching program and Performance Share Unit program (“PSU”), with three years-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance.

Matching Program

For the Matching program, the participants can acquire Vale’s common shares in the market without any benefits being provided by Vale. If the shares acquired are held for a period of three years and the participants keep it employment relationship with Vale, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired by the executive. It should be noted that, although a specific custodian of the shares is defined by Vale, the share initially purchased by the executives have no restriction and can be sold at any time. However, if it’s done before the end of the three-year-vesting period, they would lose its right of receiving the related award to be paid by Vale.

Performance Shares Units

For PSU program, the eligible executives have the opportunity to receive during a three year-vesting cycle, an award equivalent to the market value of a determined number of common shares and depending on the Vale’s performance factor, which is measured based on indicators of the total return to the shareholders (“TSR”) and Environmental, Social, and Governance (“ESG”). It is comprised by 80% of TSR metrics and 20% of ESG indicators.

At the Annual and Extraordinary Shareholders' Meeting ("AGOE") held on April 30, 2021, the Company's shareholders approved changes in the PSU program to be implemented as from the 2021 grant, consisting of (i) a change in the payment of the program award, which will be paid with common shares of the Company, and (ii) additional payment at the end of each cycle based on the remuneration that will be paid by Vale to its stockholders during the cycle.

b) Modification altering manner of settlement

Both programs were classified as “cash-settled” due to the PSU requirements and the Company’s settlement practice for the Matching program and, therefore, presented as a liability. However, the decision taken at the AGOE (“modification date”) demonstrates the Company's declared intention to change the form of liquidation of the programs. As a result, those programs were modified to become “equity-settled” and were remeasured at the modification-date fair value.

Fair value at modification date

The fair value of the Matching program was estimated using the Company’s stock price and ADR at the modification date, which was R$109.02 and US$20.12 per share, respectively. The number of shares granted for the 2019, 2020 and 2021 cycles were 1,222,721, 2,154,534 and 1,046,255, respectively. The fair value of the program will be expensed on a straight-line basis over the three-year required service period, net of estimated forfeitures.

For the PSU, the program was measured using Monte Carlo simulations to estimate the TSR indicator and ESG indicators. The assumptions used in the Monte Carlo simulation to estimate the fair value of the TSR indicator are shown below:

PSU	2021
Granted shares	1,474,723
Date shares were granted	04/30/2021
VALE (BRL)	109.02
VALE ON (USD)	20.12
Expected volatility	39.00%p.y.
Expected dividend yield (i)	3.18%p.y.
Expected term (in years)	3
Expected value of the total shareholder return (TSR)	51.20%
Expected value of the performance factor (Total)	60.96%

(i) Source: Bloomberg 04/30/2021

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Reclassification from cash-settled to equity-settled

Matching	April 30, 2021	Remeasurement	Reclassification	May 1, 2021	Expense	June 30, 2021
Liability	33	5	(38)	-	-	-
Stockholders' equity	-	-	38	38	5	43
Net income	-	(5)	-	(5)	(5)	(10)

PSU	April 30, 2021	Remeasurement	Reclassification	May 1, 2021	Expense	June 30, 2021
Liability	3	(1)	(2)	-	-	-
Stockholders' equity	-	-	2	2	1	3
Net income	-	1	-	1	(1)	-

c) Employee post-retirement obligations

Reconciliation of net liabilities recognized in the statement of financial position

	June 30, 2021			December 31, 2020
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position
Present value of actuarial liabilities	(3,183)	(4,440)	(1,668)	(3,105)	(4,632)	(1,733)
Fair value of assets	4,045	4,097	-	3,969	3,991	-
Effect of the asset ceiling	(862)	-	-	(864)	-	-
Liabilities	-	(343)	(1,668)	-	(641)	(1,733)

Current liabilities	-	(41)	(72)	-	(47)	(96)
Non-current liabilities	-	(302)	(1,596)	-	(594)	(1,637)
Liabilities	-	(343)	(1,668)	-	(641)	(1,733)

25.       Stockholders’ equity

a)       Share capital

As at June 30, 2021, the share capital was US$61,614 corresponding to 5,284,474,782 shares issued and fully paid without par value.

	June 30, 2021
Stockholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	1,904,734,340	-	1,904,734,340
Previ	447,780,782	-	447,780,782
Capital World Investors	302,201,922	-	302,201,922
Capital Research Global Investors	294,934,543	-	294,934,543
Bradespar	293,907,266	-	293,907,266
Mitsui&co	286,347,055	-	286,347,055
Blackrock, Inc	279,562,772	-	279,562,772
Others	3,132,978,884	-	3,132,978,884
Golden shares	-	12	12
Total outstanding (without shares in treasury)	5,037,713,224	12	5,037,713,236
Shares in treasury	246,761,546	-	246,761,546
Total capital	5,284,474,770	12	5,284,474,782

The information presented above is based on the communications provided by stockholders in connection with the Instruction 358 issued by the Brazilian Securities and Exchange Commission ("CVM").

b) Share buyback program

On April 1, 2021, the Board of Directors approved a share buyback program for Vale’s common share which will be limited to a maximum of 270,000,000 common shares, and their respective ADRs, representing up to 5.3% of the total number of outstanding shares. The program will be carried out over up to a 12-month period and the repurchased shares will be cancelled after the expiration of the program or utilized on the executive compensation programs (note 24). The shares have been acquired in the stock market based on regular trading conditions. Until June 30, 2021, the Company acquired 93,088,200 common shares at an average cost of US$21.52 (R$111.79) per share, which represents a total amount of US$2,004 (R$10,407 million).

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Treasury shares

The Company utilized 890,482 and 1,628,485 units from its treasury shares, for the share-based payment program of its executives (note 24), corresponding to US$7 and US$14 recognized as “Treasury shares utilized in the period” in the Statement of Changes in Equity, for the periods ended June 30, 2021 and 2020, respectively.

d) Stockholder’s remuneration

On February 25, 2021, based on the Company’s dividends policy, the Board of Directors approved the stockholder’s remuneration in the amount of US$3,972 (R$21,866 million), equivalent to R$4.262386983 per share, which was fully paid on March 15, 2021, Of the total amount, US$762 (R$4,288 million) was in the form of interest on stockholders’ equity and US$3,122 (R$17,578 million) in the form of dividends.

On June 17, 2021, the Board of Directors approved an additional stockholder’s remuneration in the total amount of US$2,200 (R$ 11,046 million), equivalent to R$2.177096137 per share, which was fully paid on June 30, 2021. Of the total amount, US$724 (R$ 3,634 million) relates to the anticipation of the 2021 year-end result and US$1,476 (R$7,412 million) was paid from the balance on the Company’s profit reserves.

26.        Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

In June 2021, the Company concluded the transaction for the acquisition of the interests held by Mitsui (related party) in Vale Moçambique and Nacala Logistics Corridor (note 12).

a)       Transactions with related parties

	Three-month period ended June 30,
	2021				2020
	Joint Ventures	Associates	Stockholders	Total	Joint Ventures	Associates	Stockholders	Total
Net operating revenue	180	67	61	308	68	57	55	180
Cost and operating expenses	(152)	(4)	-	(156)	(261)	(5)	-	(266)
Financial result	(21)	(1)	141	119	8	2	(13)	(3)

	Six-month period ended June 30,
	2021				2020
	Joint Ventures	Associates	Stockholders	Total	Joint Ventures	Associates	Stockholders	Total
Net operating revenue	341	127	114	582	137	118	87	342
Cost and operating expenses	(329)	(9)	-	(338)	(528)	(11)	-	(539)
Financial result	(8)	(1)	(380)	(389)	29	4	(36)	(3)

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants and the logistics costs for using the Nacala Logistics Corridor, which has been consolidated since June 2021 as described in note 12.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)       Outstanding balances with related parties

	June 30, 2021				December 31, 2020
	Joint Ventures	Associates	Stockholders	Total	Joint Ventures	Associates	Stockholders	Total
Assets
Cash and cash equivalents (i)	-	-	1,352	1,352	-	-	2,082	2,082
Accounts receivable	175	28	2	205	109	45	2	156
Dividends receivable	26	-	-	26	19	-	-	19
Loans (ii)	-	-	-	-	1,118	-	-	1,118
Derivatives financial instruments (i)	-	-	112	112	-	-	2	2
Other assets	38	3	-	41	68	2	-	70

Liabilities	-	-	-	-
Supplier and contractors	157	4	23	184	121	10	35	166
Loans (ii)	-	-	-	-	-	1,385	944	2,329
Derivatives financial instruments (i)	-	-	283	283	-	-	242	242
Other liabilities	188	120	-	308	235	48	-	283

(i) Refers to regular financial instruments with large financial institutions that are deemed related parties

(ii) Refers to loans settled upon completion of the acquisition of NLC (note 12).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Head of Investor Relations
Date: July 28, 2021